Filed pursuant to 424(b)(3)
Registration No. 333-134426

PROSPECTUS

INDUSTRIAL SERVICES OF AMERICA, INC.
40,000 SHARES
COMMON STOCK, $0.005 PAR VALUE

This prospectus is part of a Registration Statement which registers an aggregate of 40,000 shares of common stock of Industrial Services of America, Inc., which we will issue to Andrew M. Lassak within one business day of the Registration Statement becoming effective. Industrial Services will issue the common stock to Mr. Lassak pursuant to his exercise of an option Industrial Services granted him in accordance with a Settlement Agreement between Industrial Services, Mr. Harry Kletter, and Mr. Lassak dated as of May 5, 2006.

Mr. Lassak may reoffer and resell his shares from time to time as follows:

•                                          block trades in which the brokers or dealers so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker or dealer as principal and resale by a broker or dealer for its account pursuant to this Prospectus;

•                                          ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•                                          in privately negotiated transactions not involving a broker or dealer; and

•                                          a combination of any of these methods of sale.

Mr. Lassak may also sell shares under Rule 144 under the Securities Act of 1933, as amended, (the “Securities Act”), if available, rather than under this prospectus. See “Plan of Distribution” on page 6 for more information related to the sale of the common stock by Mr. Lassak.

The Settlement Agreement permits Mr. Lassak to engage in a variable prepaid forward contract, or other similar arrangements, to hedge against market risk with respect to all or part of the 40,000 shares.

In effecting sales, brokers or dealers engaged to sell shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell shares will receive compensation in the form of commissions or discounts in amounts that Mr. Lassak may negotiate immediately prior to each sale. Industrial Services will receive no proceeds from any sales of common stock by Mr. Lassak. Industrial Services has agreed to pay all costs and expenses of this offering, but will receive $50,000 upon the issuance of the common stock to Mr. Lassak, which Industrial Services will use for general corporate purposes. Mr. Lassak paid the $50,000 consideration for the common stock into an escrow account on May 8, 2006. The consideration will remain in escrow until Industrial Services delivers the 40,000 shares of common stock to Mr. Lassak. Mr. Lassak and the brokers and dealers through whom sales of the shares are made may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by them on the sale of the shares may be considered to be underwriting compensation.

Industrial Services lists its common stock on the Nasdaq Capital Market under the trading symbol “IDSA.”  On June 9, 2006, the last reported sale price of the Industrial Services common stock on the Nasdaq Capital Market was $6.16 per share.

Investing in the common stock involves risk. We urge you to carefully consider the “Risk Factors” beginning on page 2 for certain information relevant to an investment in the common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of the prospectus is June 12, 2006.

Prospectus Summary

About this Prospectus

No person is authorized to give any information or make any representation not contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by Industrial Services. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Industrial Services since the date hereof.

This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

The Company

Industrial Services of America, Inc. (herein “Industrial Services,” the “Company,” “we,” “us,” “our,” or other similar terms), is a Louisville, Kentucky-based logistic management services company that offers total package waste and recycling management services to commercial, industrial and logistic customers nationwide, as well as providing recycling and scrap processing and waste handling equipment sales and service.

The Company was incorporated under the laws of the State of Florida in October, 1953, as Alson Manufacturing, Inc. Industrial Services is an integrated solid waste management consulting company engaged in the business of ferrous, non-ferrous and fiber recycling, retail and industrial waste management, and waste handling equipment sales and service.

Corporate Information

Our principal executive offices are located at 7100 Grade Lane, P.O. Box 32428, Louisville, Kentucky 40232 and our telephone number is (502) 368-1661.

Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

These forward-looking statements include, among others, our expectations and assumptions concerning the following aspects of our business:

•                                          our financial condition and future operating results;

•                                          competitive conditions within the ferrous, non-ferrous and fiber recycling and waste management industries; and

•                                          future economic conditions.

These statements may be found under “Risk Factors”. Forward-looking statements are typically identified by the use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “future” and similar words, although some forward-looking statements may be expressed differently.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under “Risk Factors” and other sections of this prospectus, as well as other documents that we file with the Commission, which describe various risks and uncertainties that could cause our actual results to differ from those set forth in the forward-looking statements.

Purchasers of our common stock should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of this prospectus.

Risk Factors

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, or incorporated herein by reference, before you decide whether to purchase our common stock.

If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.

Risks Related to Our Operations

The loss of our customer contract with Home Depot has resulted in reduced revenues for us that we may not be able to replace.

We lost our contract with Home Depot and we may be unable to replace in whole the lost revenue generated from that customer and necessarily the gross profit received therefrom. The Home Depot contract represented 56%, 51% and 57% of our revenue for 2005, 2004 and 2003, respectively, and 21%, 20% and 16% of our gross profit for 2005, 2004 and 2003, respectively.

Notwithstanding the loss of this contract, we are seeking new customers to replace this lost revenue and gross profit. To date, we have not consummated a contract with any new customers who generate significant revenue and gross profit for us, but we are in discussions with some potential customers who may generate such revenue and gross profit. Although we may not be able to replenish this lost revenue from the management service segment of our business, we believe that the remaining segments of our business will generate increased revenue, particularly in the recycling business, and gross profit to offset in the near term the lost gross profit derived from the Home Depot contract.

Our business has increasing involvement in ferrous, non-ferrous and fiber recycling. Currently, the prices of metals are high, but changes in demand, including foreign demand, regulation, economic slowdowns or increased competition could result in a reduction of our revenue and consequent decrease in our common stock price.

Many companies offer or are engaged in the development of products or the provisions of services that may be or are competitive with our current products or services, although we do not believe any competition offers the unique mixture of the services and products we provide in the waste management area. Many entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we possess. In addition, the industry is constantly changing as a result of consolidation that may create additional competitive pressures in our business environment.

An increase in the price of fuel may adversely affect our business.

Our operations are dependent upon fuel, which we generally purchase in the open market on a daily basis. Direct fuel costs include the cost of fuel and other petroleum-based products used to operate our fleet of cranes and heavy equipment. We are also susceptible to increases in indirect fuel costs, which include fuel surcharges from vendors. During 2003, 2004 and 2005, we experienced increases in the cost of fuel and other petroleum-based products. A portion of these increases we passed on to our customers. However, because of the competitive nature of the industry, there can be no assurance that we will be able to pass on current or future increases in fuel prices to our customers. Due to political instability in oil-producing countries, fuel prices may continue to increase significantly in 2006. A significant increase in fuel costs could adversely affect our business.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income.

Our operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the processing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could reduce our profits.

Our financial statements are based upon estimates and assumptions that may differ from actual results.

We have prepared our financial statements in accordance with U.S. generally accepted accounting principles and necessarily include amounts based on estimates and assumptions we made. Actual results could differ from these amounts. Significant items subject to such estimates and assumptions include the carrying value of long-lived assets, valuation allowances for accounts receivable, liabilities for potential litigation, claims and assessments, and liabilities for environmental remediation and deferred taxes.

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy.

Our success is dependent on the management and leadership skills of our senior management team. We have not entered into employment agreements with any of our senior management personnel. The loss of any members of our management team or the failure to attract and retain additional qualified personnel could prevent us from implementing our business strategy and continuing to grow our business at a rate necessary to maintain future profitability.

Seasonal changes may adversely affect our business and operations.

Our operations may be adversely affected by periods of inclement weather, which could decrease the collection and shipment volume of recycling materials.

Risks Related to Our Common Stock

Future sales of our common stock could depress our market price and diminish the value of your investment.

Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If our existing shareholders sell a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that our existing shareholders and in particular members of the Kletter family might sell shares of common stock could depress the market for our common stock.

The market price for our common stock may be volatile.

In recent periods, there has been volatility in the market price for our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

•                  our quarterly operating results or the operating results of our companies in the waste management or ferrous, non-ferrous and fiber recycling industry;

•                  changes in general conditions in the economy, the financial markets of the ferrous, non-ferrous and fiber recycling industry;

•                  loss of significant customers, as was the case with the loss of Home Depot; and

•                  increases in materials and other costs.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

We historically have not paid any cash dividends and although we did pay dividends on one occasion in September 21, 2004, we may continue to not pay cash dividends going forward.

We have not paid any cash dividends on our common stock except on one occasion in September 21, 2004 and we may choose to continue this practice of non-payment of dividends in order to fund working capital, for use in our business operations and in the expansion of our business.

Our principal shareholders have the ability to exert significant control in the matters requiring shareholder vote and could delay, deter or prevent a change in control of Industrial Services.

As of May 16, 2006, Harry Kletter, our chairman and chief executive officer, beneficially owned directly or indirectly 1,387,100 shares of our common stock, or 39.0% of our issued and outstanding common stock. In addition, common stock owned by family members of Mr. Kletter and a charitable foundation, for which Mr. Kletter disclaims beneficial ownership, accounts for an additional 404,580 shares of our common stock. Together with the shares beneficially owned by Mr. Kletter, the Kletter family and affiliates possess 50.2 % of the outstanding shares of our common stock. The Kletter family will continue to have significant influence over all actions requiring shareholder approval, including the election of our board of directors. Through their concentration of voting power, the Kletter family could deter, delay or prevent a change in control of Industrial Services or other business combinations that might otherwise be beneficial to our other shareholders. In deciding how to vote on such matters, interests that differ from yours may influence the Kletter family. Mr. Kletter could also strongly influence a change in direction of our business that may not agree with the investment strategies of a number of our shareholders, resulting in liquidation of their investments and volatility in the share price.

Selling Shareholder

Industrial Services, Mr. Kletter and Mr. Lassak entered into a Settlement Agreement dated May 5, 2006. As part of the settlement, Industrial Services granted Mr. Lassak an option to purchase 40,000 shares of our common stock at an exercise price of $1.25 per share. The terms of the settlement also required us to file a registration statement for the 40,000 shares. Mr. Lassak has satisfied his requirements for the exercise of the option and has paid $50,000 in consideration for the common stock into an escrow account at McCarthy, Summers, Bobco, Wood, Sawyer & Perry, P.A. on May 8, 2006. Upon Industrial Services filing the Registration Statement, the consideration will be transferred to an escrow account at Atherton & Associates, LLC, but not released until Industrial Services issues the common stock to Mr. Lassak. Should Mr. Lassak fail to transfer the $50,000 to the escrow account at Atherton & Associates, LLC upon Industrial Services notifying him that it has filed the Registration Statement for the 40,000 shares of its common stock, then he forfeits all his rights to those shares.

Within one business day of the Registration Statement becoming effective, Industrial Services will issue to Mr. Lassak the common stock. If Industrial Services fails to deliver the common stock to Mr. Lassak within that time frame, Industrial Services must pay him $500 per day until the shares are delivered.

Mr. Lassak has not had any position, office or other material relationship with Industrial Services or any of its predecessors or affiliates within the past three years.

The following table sets forth as of May 16, 2006, with respect to Mr. Lassak, the number of Industrial Services shares he beneficially owned and the number of Industrial Services shares Mr. Lassak holds following the offering, assuming Mr. Lassak sells all of the Industrial Services shares offered hereby.

	Owned Before Offering		To Be Owned After Offering

Name	Number(1)	Percent(2)	Number	Percent
Andrew M. Lassak	40,001	1.1%	-1-	-0-

(1)       Includes all shares of Industrial Services common stock subject to the option. Except for one share Mr. Lassak will continue to own following the offering, the Industrial Services shares subject to the option and offered by this prospectus are the only shares for which Mr. Lassak has beneficial ownership.

 (2)      Calculated on the basis of 3,560,899 shares of Industrial Services common stock outstanding on May 16, 2006, including all shares of common stock subject to the option.

Plan Of Distribution

The purpose of this prospectus is to permit Mr. Lassak, if he desires, to dispose of some or all of our common stock covered by this prospectus at such times and at such prices as he chooses. Whether he will sell our shares, and the timing and amount of any sale made, is within the sole discretion of Mr. Lassak. Mr. Lassak will in all cases be responsible for complying with the prospectus delivery requirements of Section 5(b)(2) of the Securities Act in connection with the offer and sale of our common stock covered by this prospectus.

Mr. Lassak may reoffer and resell all or a portion of his shares of our common stock from time to time as follows:

•                                          block trades in which the brokers or dealers so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•                                          ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•                                          in privately negotiated transactions not involving a broker or dealer; and

•                                          a combination of any of these methods of sale.

Mr. Lassak may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The Settlement Agreement permits Mr. Lassak to engage in a variable prepaid forward contract, or other similar arrangements, to hedge against market risk with respect to all or part of the 40,000 shares. If Mr. Lassak enters any written agreement with respect to such arrangements, he is to immediately notify Industrial Services in order to permit it to make appropriate disclosures in the Registration Statement and in this prospectus with regard to those arrangements. As of the date of this prospectus, Mr. Lassak has not notified Industrial Services that he has entered into any such arrangement.

In effecting sales, brokers or dealers engaged to sell shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell shares will receive compensation in the form of commissions or discounts in amounts that Mr. Lassak may negotiate immediately prior to each sale. Mr. Lassak and the brokers and dealers through whom Mr. Lassak may sell our shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by them on the sale of shares may be considered to be underwriting compensation.

Industrial Services will receive no proceeds from any sales of our common stock by Mr. Lassak. However, to satisfy his obligations under the Settlement Agreement, Mr. Lassak paid $50,000 on May 8, 2006 into an escrow account at McCarthy, Summers, Bobco, Wood, Sawyer & Perry, P.A., Stuart, Florida, for them to hold until Industrial Services files the Registration Statement, at which time McCarthy, Summers, Bobco, Wood, Sawyer & Perry, P.A. will transfer the funds to an escrow account at Atherton & Associates, LLC, Louisville, Kentucky. Atherton & Associates, LLC will release the funds to Industrial Services simultaneously with the delivery of the 40,000 shares to Mr. Lassak. In accordance with the Settlement Agreement, Industrial Services has agreed to pay all of the costs and expenses of this offering.

Use Of Proceeds

We intend to use any proceeds we receive from issuing our common stock pursuant to Mr. Lassak’s exercise of the option for working capital.

Transfer Agent

The Transfer Agent for the shares of our common stock is the Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, (800) 866-1340.

Legal Matters

The validity of the common stock offered in this prospectus will be passed upon for us by Stites & Harbison, PLLC.

Experts

The audited consolidated financial statements of Industrial Services of America, Inc. and Subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of Mountjoy & Bressler, LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Industrial Services of America, Inc. and Subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of Crowe Chizek and Company LLC, independent auditors, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

Industrial Services is subject to the informational requirements of Section 12(g) of the Securities Exchange Act of 1934, and, accordingly, files reports, proxy statements and other information with the Commission. You can inspect and copy at prescribed rates the reports and other information filed by Industrial Services at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional office at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

We list our common stock on the Nasdaq Capital Market under the symbol “IDSA,” and you can inspect and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. If available, you may also access reports and other information through the Commission’s electronic data gathering, analysis and retrieval system known as EDGAR via electronic means, including the Commission’s web site on the Internet (http://www.sec.gov).

We have filed with the Commission a registration statement on Form S-3 under the Securities Act, with respect to an aggregate of 40,000 shares of our common stock. This prospectus does not contain all of the information contained in the registration statement, certain portions of which we have omitted as permitted by the rules and regulations of the Commission. For further information with respect to Industrial Services and the shares of the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits thereto. Statements in this prospectus as to any document are not necessarily complete, and where any document is an exhibit to the registration statement or is incorporated by reference herein, each statement is qualified in all respects by the provisions of the exhibit or other document, to which reference is hereby made, for a full statement of its provisions. You may obtain a copy of the registration statement, with exhibits, from the Commission’s office in Washington, D.C. at the above address upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charges.

Incorporation Of Documents That We File With The Commission

The Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the Commission will update and supersede this information and will be incorporated into this prospectus by reference.

We incorporate in this prospectus the following documents filed with the Commission:

•                                          Our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 20, 2006;

•                                          Our Definitive Proxy Statement on Schedule 14A filed on April 28, 2006;

•                                          Our current reports on Form 8-K filed on February 22, 2006, March 21, 2006, April 24, 2006 and May 10, 2006;

•                                          Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006;

•                                          Our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2006 filed on June 6, 2006; and

•                                          The description of our common stock contained in our registration statement on Form S-1, dated May 22, 1969.

You may request a copy of these documents, at no cost, by written or oral request to:

Industrial Services of America, Inc.

Attn: Chief Executive Officer

7100 Grade Lane

P.O. Box 32428

Louisville, Kentucky 40232

(502) 368-1661